

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 25, 2018

Via Email
Stephen M. Nolan
Executive Vice President & Chief Financial Officer
Esterline Technologies Corporation
500 108th Avenue N.E.
Bellevue, Washington 98004

>   **Re: Esterline Technologies Corporation**
>   **Form 10-K for the Fiscal Year Ended September 29, 2017**
>   **Filed November 21, 2017**
>   **File No. 001-06357**

Dear Mr. Nolan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery